

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 24, 2009

Mr. Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos
425-8° andar
Leblon 22430-190
Rio de Janeiro-RJ, Brazil

> **Re: Tele Norte Leste Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed July 13, 2009**
> **File No. 1-14487**

Dear Mr. Zornig:

   We have reviewed your supplemental response letter dated October 30, 2009 as well as your filing and have the following comments. As noted in our comment letter dated September 25, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2008

Note 36 – Summary of the differences between Brazilian GAAP and US GAAP, page F-87

(m) Income tax and social contribution, page F-95

1. We note your response to prior comment 5. It is unclear to us why you say that you have no liabilities associated with unrecognized tax benefits. In this regard, you state that your total amount of unrecognized tax benefits under FIN 48 as of December 31, 2008, due to possible and remote contingencies was R$5,511. Explain to us in more detail how you applied the provisions of FIN 48, which prescribes a different recognition threshold than SFAS 5.

(q) Statement of cash flows, page F-99

2. We note your response to prior comment 6. It is unclear to us why you intend to reclassify the cash flows relating to trading securities for the year ended December 31, 2007 under US GAAP from operating activities to investing activities. Tell us your basis for this reclassification under US GAAP accounting literature. In this regard, we note that paragraph 24 of SFAS 159 states that the statement should not be applied retrospectively to fiscal years beginning prior to the effective date.

3. We note your response to prior comment 7. It is unclear to us why the amounts presented for cash flows from operating, investing and financing activities under US GAAP changed as a result of the adoption of new Brazilian GAAP accounting standards. Please advise.

4. In your response to prior comment 7, you state that you recorded an out-of-period adjustment in 2008 as a result of errors discovered in the 2006 and 2007 financial statements. Provide us with a materiality analysis of the impact of this error correction on US GAAP amounts presented for the year ended December 31, 2008 using the guidance in SAB 99.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director